Exhibit d.8

AMENDMENT TO AMENDED AND RESTATED

EXPENSE CAP/REIMBURSEMENT AGREEMENT

WHEREAS, Robert W. Baird & Co. Incorporated (the “Advisor”) and Baird Funds, Inc. (the “Corporation”) on behalf of Baird MidCap Fund (the “MidCap Fund”) have entered into an amended and restated expense cap/reimbursement agreement dated August 18, 2003 (the “Agreement”); and

WHEREAS, the Advisor desires to lower the MidCap Fund’s total operating expenses and accordingly, has agreed to increase the amount of its fee waiver and/or reimbursement of the MidCap Fund’s operating expenses as described below.

NOW THEREFORE, the parties agree as follows:

The Advisor agrees that, effective January 1, 2004 and for the term of the Agreement, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Corporation on behalf of the MidCap Fund and the Advisor dated as of December 29, 2000, and/or assume expenses for the MidCap Fund to the extent necessary to ensure that the MidCap Fund’s total operating expenses, excluding taxes, interest, brokerage commissions and extraordinary expenses (on an annual basis), do not exceed 1.10% of the Investor Class’ average daily net assets and 0.85% of the Institutional Class’ average daily net assets.

Dated this 31st day of December, 2003.

ROBERT W. BAIRD & CO. INCORPORATED

/s/ Glen F. Hackman

By:

Glen F. Hackman

Its:

Managing Director

BAIRD FUNDS, INC. (on behalf of Baird Midcap Fund, a series of Baird Funds, Inc.)

/s/ Brett R. Meili

By:

Brett R. Meili

Its:

Secretary